File No. 069-00273









                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549




                           FORM U-3A-2




              Statement by Holding Company Claiming
     Exemption Under Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935

              To Be Filed Annually Prior to March 1




                        EnergyNorth, Inc.
                         1260 Elm Street
                          P.O. Box 329
              Manchester, New Hampshire  03105-0329
                          603-625-4000

 (Name, address and telephone number of principal executive offices of company filing this statement)




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EnergyNorth, Inc. hereby files with the Securities Exchange
Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

EnergyNorth, Inc. ("ENI" or the "Company") is a New Hampshire business corporation formed on May 12, 1982, for the purpose of becoming a holding company. At the present time, the Company's only business is the ownership of the outstanding common stock of EnergyNorth Natural Gas, Inc. (ENGI), EnergyNorth Propane, Inc.
(ENPI), ENI Mechanicals, Inc. (ENMI), EnergyNorth Realty, Inc.
(ENRI), Broken Bridge Corp. (BBC) and ENI Resources, Inc. (ERI). All of ENI's subsidiaries are organized under the laws of the state of New Hampshire.

ENGI, the Company's principal subsidiary, distributes natural gas as a regulated utility pursuant to franchise authority granted by the New Hampshire Public Utilities Commission. No operations are conducted outside of the state of New Hampshire. At December 31, 1999, ENGI provided service to nearly 73,000 customers. The franchise territory is comprised of 28 cities and towns where natural gas is delivered through a local distribution network.
It covers approximately 922 square miles with a population of approximately 482,000. The territory is situated in southern and central New Hampshire, with the exception of Berlin which is located in northern New Hampshire. ENGI is also engaged in equipment rental and appliance and jobbing sales, all of which take place entirely within the state of New Hampshire.

ENPI is a retailer of liquefied petroleum gas ("propane" or "LP") to over 15,800 customers in more than 150 communities located in southern and central New Hampshire. Propane distribution does not require a regulatory franchise. ENPI operates from separate headquarters and plant facilities that it owns at Regional Drive in Concord, New Hampshire and has distribution centers in Amherst, Bedford and Gilford, New Hampshire. Propane is transported in bulk supply by trucks to and from ENPI's distribution centers. ENPI is a member of VGS Propane, LLC
(VGSP), a joint venture with Northern New England Gas Corporation. VGSP is a Vermont limited liability company which provides LP gas sales and service to approximately 10,000 customers in the state of Vermont.

ENMI's wholly owned subsidiaries, Northern Peabody, Inc. (NPI) and Granite State Plumbing and Heating, Inc. (GSPH), are mechanical contractors engaged in the design, construction and service of plumbing, heating, ventilation, air conditioning and process piping systems. They serve commercial industrial and institutional customers in northern New England and Massachusetts. NPI and GSPH operate from separate headquarters and facilities located in Manchester, New Hampshire and Portland, Maine, and Goffstown, New Hampshire, respectively.





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ENRI's principal activity is owning and leasing land and a
building located at 1260 Elm Street in Manchester, New Hampshire where ENI and all of its subsidiaries, except ENPI and ENMI, maintain corporate offices.

BBC owns undeveloped land located in Concord, New Hampshire.

ERI is engaged in an energy services joint venture.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only properties to which this item applies are the production, transmission and distribution facilities and properties of ENGI, all of which are located in New Hampshire.

ENGI owns three operations centers, located in Nashua, Manchester and Tilton. The operations center located at Bridge Street in Nashua is comprised of brick and cement buildings containing gas distribution equipment, a regulating station, LP storage tanks and peak shaving equipment. The operations center located at Elm Street in Manchester occupies eleven acres and is comprised of brick and concrete buildings containing storerooms, LP and liquefied natural gas (LNG) peak shaving equipment, together with LNG and LP storage tanks and a compressed natural gas fill station. The operations center at Route 140 in Tilton is comprised of a cement block building housing LNG and LP peak shaving equipment together with LNG and LP storage tanks.

An energy center located at Broken Bridge Road in Concord is also owned by ENGI. This property is located within a two acre fenced-in section of an approximately five acre tract. Located within these two acres are concrete and wood buildings, metering equipment, LNG peak shaving equipment together with an LNG storage tank.

ENGI has seven take stations, located at Broken Bridge Road in Concord, Sanborn Road in Londonderry, Route 28 By-Pass in Hooksett, Candia Road in Manchester, Bridle Bridge Road in Windham, Ferry Street in Allenstown and East Milan Road in Berlin. The take stations consist of land and buildings sheltering natural gas metering and pressure regulating equipment. The take stations are owned by ENGI with the exception of the take station in Berlin, which is owned by the Portland Natural Gas Transmission System, and some of the land which is owned by Tennessee Gas Pipeline Company (Tennessee), ENGI's gas transporter for the central and southern New Hampshire region.





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Other properties owned by ENGI include undeveloped land at
Sewalls Falls Road and Palm Street in Concord, land at Briarcliff Road in Milford and a tank farm including land and LP storage tanks located at Caldwell Drive in Amherst. ENGI owns land and an office/warehouse building in Tilton, leases office space in Nashua and Concord and leases parking space in Manchester and Concord.

As of December 31, 1999, ENGI had more than 1,800 miles of mains and service connections all within the state of New Hampshire. Substantially all of ENGI's utility properties are subject to the lien of the indenture securing the ENGI First Mortgage Bonds.

ENGI's gas supply is principally pipeline natural gas transported primarily by Tennessee, a subsidiary of El Paso Energy
Corporation, and purchased both on long-term contract and short-term spot market bases. LP-air and LNG, which are used to supplement ENGI's natural gas pipeline supplies, are produced at plants owned and operated by ENGI.

As described above, ENGI operates its natural gas distribution business entirely within the state of New Hampshire. The Company owns no gas manufacturing or distribution facilities outside of New Hampshire nor pipelines that deliver or receive gas at New Hampshire borders. The Company purchases natural gas from sources outside of New Hampshire and takes delivery in New Hampshire, primarily through pipeline terminals. Natural gas owned by ENGI and stored outside of New Hampshire is stored in facilities owned by unaffiliated persons.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

  (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

       ENGI sold or transported during the calendar year ended
       December 31, 1999, natural and manufactured gas as follows (in thousands of Mcf):

             Residential                           5,193
             Commercial/Industrial                 4,704
             280-day service                         668
             Interruptible/other                     104
             Transportation                        2,430
                                                  ------
                  Total Gas Sales and
                    Volumes Transported           13,099
                                                  ======

       ENGI sells no electric energy.





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  (b)  Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

       None.

  (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

       None.

  (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

       Natural gas is purchased by ENGI outside the state of New Hampshire from third-party marketers. These supplies are transported under Federal Energy Regulatory Commission approved tariffs to delivery points located within New Hampshire. Supplemental gas is purchased from sources within and outside New Hampshire and delivered by truck and railcar to points within New Hampshire.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       None.

  (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       None.

  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

       None.





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  (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       None.

  (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

       None.


EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See Exhibit 99, filed herewith.





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     The above-named claimant has caused this statement to be
     duly executed on its behalf by its authorized officer on this 7th day of February, 2000.

                               ENERGYNORTH, INC.




                               By /s/  David A. Skrzysowski
                                  -----------------------------
                                  David A. Skrzysowski
                                  Vice President and Controller


CORPORATE SEAL


Attest: /s/  Frank L. Childs
        -----------------------------
        Frank L. Childs
        Senior Vice President
          and Chief Financial Officer



      Name, title and address of officer/agent for service
          to whom notices and correspondence concerning
               this statement should be addressed:

                      David A. Skrzysowski
                  Vice President and Controller
                         1260 Elm Street
                          P.O. Box 329
              Manchester, New Hampshire  03105-0329
                       603-625-4000, X4253


        The Commission is requested to mail copies of all orders, notices and communications to:

                   Richard A. Samuels, Esquire
              McLane, Graf, Raulerson & Middleton,
                    Professional Association
                          P.O. Box 326
              Manchester, New Hampshire 03105-0326
                          603-625-6464




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     EXHIBIT B  Financial Data Schedule

     See Exhibit 27, filed herewith.



     EXHIBIT C

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Not applicable.